Exhibit 99.1

Explanation of Responses:

(1)	Shares held directly by Brookfield Retail Holdings VII Sub 3 LLC, a Delaware limited liability company (“Sub 3”).

(2)	Shares held directly by Brookfield Retail Holdings II Sub III LLC, a Delaware limited liability company (“BRH II Sub”).

(3)	Shares held directly by BW Purchaser, LLC, a Delaware limited liability company (“BWP”).

(4)	Shares held directly by Brookfield Retail Holdings Warrants LLC, a Delaware limited liability company (“BRH Warrants”).

(5)	Shares held directly by Brookfield BPY Retail Holdings II Subco LLC, a Delaware limited liability company (“New GGP Subco”).

(6)	Shares held directly by New Brookfield BPY Retail Holdings II LLC, a Delaware limited liability company (“New LLC 1”).

(7)	Shares held directly by BPY Retail V LLC, a Delaware limited liability company (“BPY V”).

(8)	Shares held directly by New GGP Warrants LLC, a Delaware limited liability company (“New GGP Warrants”)

(9)	Shares held directly by Brookfield Retail Mall LLC, a Delaware limited liability company (“Retail Mall”).

(10)

On August 28, 2018, pursuant to that certain Agreement and Plan of Merger, dated as of March 26, 2018 (as amended on June 25, 2018, the “Merger Agreement”), by and among Brookfield Property Partners L.P. (“BPY”), Goldfinch Merger Sub Corp. (“Acquisition Sub”) and GGP Inc. (“GGP” or “Issuer”), Acquisition Sub merged with and into GGP, with GGP surviving the merger as the renamed Brookfield Property REIT Inc. (“BPR”). On August 27, 2018, pursuant to the Merger Agreement, each share of the series of preferred stock, par value $0.01 per share, of the Issuer (“Series B Preferred Stock”) outstanding as of August 27, 2018 remained outstanding immediately following the amendment and restatement of the Issuer’s Certificate of Incorporation (the “Charter Amendment”) as a validly issued, fully paid and non-assessable share of Class B Stock of BPR (“Class B Stock”) as set forth in the Charter Amendment. Each of the Reporting Persons, as an indirect parent of each of Sub 3, BRH II Sub, BWP, BRH Warrants, New GGP Subco, New LLC 1, BPY V, New GGP Warrants and Retail Mall (collectively, the “Direct Holders”), may be deemed to have had, or will have, respectively, an indirect pecuniary interest in the shares of the Class B Stock and Series B Preferred Stock that are directly beneficially owned by each of the Direct Holders. In the event that the Merger Agreement had been terminated in accordance with its terms prior to the time at which the Charter Amendment was filed with and accepted by the Secretary of State pursuant to the terms of the Merger Agreement, then each share of Series B Preferred Stock would have been automatically, without action by the Issuer or any holder, converted into one fully paid and non-assessable share of GGP common stock, without the payment of any accrued and unpaid dividends. In accordance with Instruction 4(b)(iv), the entire amount of the Class B Stock and Series B Preferred Stock that is owned by each Direct Holder is reported herein. Each of the Reporting Persons disclaims beneficial ownership of all shares of the Class B Stock and Series B Preferred Stock that are beneficially owned by each Direct Holder, except to the extent of any indirect pecuniary interest therein.